UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
Matrix Bancorp, Inc.

(Name of Subject Company (issuer))
Matrix Bancorp, Inc. (Issuer)

(Name of Filing Person (Identifying Status as Offeror, Issuer or Other Person))
Common Stock, par value $0.0001 per share (including the associated Preferred Share Purchase Rights)

(Title of Class of Securities)
576819106

(CUSIP Number of Class of Securities)
Michael J. McCloskey
Matrix Bancorp, Inc.
700 17th Street, Suite 2100
Denver, Colorado 80202
(303) 595-9898

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)
Copies to:
Jeffrey D. Haas, Esq.
Norman B. Antin, Esq.
Patton Boggs LLP
2550 M Street, N.W.
Washington, D.C. 20037
(202) 457-6000
Calculation Of Filing Fee

Transaction Valuation*	Amount of Filing Fee*
$81,436,394.00	$8,713.69

*	Estimated for purposes of calculating the amount of the filing fee only. The amount assumes the purchase of a total of 4,286,126 shares of the outstanding common stock, par value $.0001 per share, at a price per share of $19.00.
☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A Form or Registration No.: N/A Filing Party: N/A Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
     Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

SCHEDULE TO
     This Tender Offer Statement on Schedule TO (“Schedule TO”) relates to the offer by Matrix Bancorp, Inc., a Colorado corporation (“Matrix”), to purchase up to 4,286,126 shares of its common stock, par value $0.0001 per share (the “Shares”), including the associated Preferred Share Purchase Rights (the “Rights”), at a price of $19.00 per Share, net to the seller in cash, without interest. Matrix’s offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 20, 2005 (the “Offer to Purchase”) and in the related Letter of Transmittal which, as amended or supplemented from time to time, together constitute the “Offer.” This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) of the Securities Exchange Act of 1934, as amended.
Item 1. Summary Term Sheet.
     The information set forth in the Summary Term Sheet in the Offer to Purchase attached hereto as Exhibit (a)(1)(i), is incorporated herein by reference.
Item 2. Subject Company Information.
     (a) The information set forth in the second paragraph of Section 9 (“Certain Information Concerning Matrix.”) of the Offer to Purchase is incorporated herein by reference.
     (b) The information set forth in the first paragraph of Section 10 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning Securities of Matrix.”) of the Offer to Purchase is incorporated herein by reference.
     (c) The information set forth in Section 7 (“Price Range of Shares; Dividends.”) of the Offer to Purchase is incorporated herein by reference.
Item 3. Identity and Background of Filing Person.
     (a) This Schedule TO is filed by the subject company. The information set forth in the second paragraph of Section 9 (“Certain Information Concerning Matrix.”) and the information set forth in Section 10 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning Securities of Matrix.”) of the Offer to Purchase is incorporated herein by reference.
Item 4. Terms of the Transaction.
     (a) The following information set forth in the Offer to Purchase is incorporated herein by reference: (i) Section 1 (“Number of Shares; Proration.”); (ii) Section 1 (“Number of Shares; Proration.”); (iii) Section 1 (“Number of Shares; Proration.”); (iv) Not applicable; (v) Section 13 (“Extension of the Tender Offer; Termination; Amendment.”); (vi) Section 4 (“Withdrawal Rights.”); (vii) Section 3 (“Procedures for Tendering Shares.”) and Section 4 (“Withdrawal Rights.”); (viii) Section 5 (“Purchase of Shares and Payment of Purchase Price.”); (ix) Section 1 (“Number of Shares; Proration”); (x) Not applicable; (xi) Section 9 (“Certain Information Concerning Matrix.”); and (xii) Section 12 (“Certain United States Federal Income Tax Consequences.”).
     (b) The information set forth in Section 10 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning Securities of Matrix.”) of the Offer to Purchase is incorporated herein by reference.
Item 5. Past Contacts, Transactions, Negotiations and Agreements.
     (e) The information set forth in the Introduction, Section 2 (“Purpose of the Tender Offer; Certain Effects of the Tender Offer.”) and Section 9 (“Certain Information Concerning Matrix.”) of the Offer to Purchase is incorporated herein by reference.
Item 6. Purposes of the Transaction and Plans or Proposals.
     (a), (b) and (c) The information set forth in Section 2 (“Purpose of the Tender Offer; Certain Effects of the Tender Offer.”) of the Offer to Purchase is incorporated herein by reference.
Item 7. Source and Amount of Funds or Other Consideration.
     (a) The information set forth in Section 8 (“Source and Amount of Funds.”) of the Offer to Purchase is incorporated herein by reference.

     (b) The information set forth in Section 6 (“Conditions of the Tender Offer”) of the Offer to Purchase is incorporated herein by reference.
     (d) Not applicable.
Item 8. Interest in Securities of the Subject Company.
     (a) The information set forth in Section 10 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning Securities of Matrix.”) of the Offer to Purchase is incorporated herein by reference.
     (b) The information set forth in Section 10 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning Securities of Matrix.”) of the Offer to Purchase is incorporated herein by reference.
Item 9. Persons/Assets, Retained, Employed, Compensated or Used.
     (a) The information set forth in Section 14 (“Fees and Expenses.”) of the Offer to Purchase is incorporated herein by reference.
Item 10. Financial Statements.
     (a) and (b) The financial statements are not material to the security holders decision whether to tender or hold their Shares.
Item 11. Additional Information.
     (a) The information set forth in the Introduction, Section 2 (“Purpose of the Tender Offer; Certain Effects of the Tender Offer.”), Section 9 (“Certain Information Concerning Matrix.”), Section 10 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning Securities of Matrix.”) and Section 11 (“Legal Matters; Regulatory Approvals.”) of the Offer to Purchase is incorporated herein by reference.
     (b) The information set forth in the Offer to Purchase and in the related Letter of Transmittal, as each may be amended from time to time, is incorporated herein by reference.
Item 12. Exhibits.
     The index to exhibits appears on the page immediately following the signature page of this Schedule TO.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MATRIX BANCORP, INC.

By:	/s/ Scot T. Wetzel

Name: Title:	Scot T. Wetzel President and Chief Executive Officer
Date: December 20, 2005

EXHIBIT INDEX

Exhibit No.
(a)(1)(i)	Offer to Purchase dated December 20, 2005

(a)(1)(ii)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9)

(a)(1)(iii)	Notice of Guaranteed Delivery

(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated December 20, 2005

(a)(5)(i)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated December 20, 2005

(b)	None

(c)	None

(d)(i)	Amended and Restated Tendering Stockholders Agreement, dated December 2, 2005, executed by Columbia Management Advisors, LLC (1)

(d)(ii)	Amended and Restated Tendering Stockholders Agreement, dated December 2, 2005, executed by David W. Kloos (2)

(d)(iii)	Amended and Restated Tendering Stockholders Agreement, dated December 2, 2005, executed by T. Allen McConnell (3)

(d)(iv)	Amended and Restated Tendering Stockholders Agreement, dated December 2, 2005, executed by Richard V. Schmitz (4)

(d)(v)	Amended and Restated Tendering Stockholders Agreement, dated December 2, 2005, executed by D. Mark Spencer (5)

(e)	None

(f)	None

(g)	None

(h)	None

(1)	Incorporated by reference to Exhibit 10.1 of Matrix’s Form 8-K (SEC File No. 000-21231), as filed with the Securities and Exchange Commission on December 13, 2005.

(2)	Incorporated by reference to Exhibit 10.2 of Matrix’s Form 8-K (SEC File No. 000-21231), as filed with the Securities and Exchange Commission on December 13, 2005.

(3)	Incorporated by reference to Exhibit 10.3 of Matrix’s Form 8-K (SEC File No. 000-21231), as filed with the Securities and Exchange Commission on December 13, 2005.

(4)	Incorporated by reference to Exhibit 10.4 of Matrix’s Form 8-K (SEC File No. 000-21231), as filed with the Securities and Exchange Commission on December 13, 2005.

(5)	Incorporated by reference to Exhibit 10.5 of Matrix’s Form 8-K (SEC File No. 000-21231), as filed with the Securities and Exchange Commission on December 13, 2005.